Mail Stop 3720

August 8, 2007

<u>**Via U.S. Mail and Fax (011-44-20-7356-5731)**</u>
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

        RE: BT Group plc
               Form 20-F for the fiscal year ended March 31, 2007
               Filed May 30, 2007
               Form 6-K as of May 30, 2007
               File Number 1-08819

Dear Mr. Lalani:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K as of May 30, 2007
Annual Report
BT Retail, page 36

1. You disclosed that, "new wave sales are generally bundled with free or subsidized hardware and include upfront investment in marketing and customer acquisitions." Addressing the relevant accounting literature, tell us how you account for upfront investment in marketing and customer acquisitions bundle in multiple element arrangements.

Accounting Policies
(XIX) Financial Instruments, page 81
Hedge accounting, pages 83, 84, 108 and 126-133

2. Revise to include disclosures about the criteria you used to determine that a derivative financial instrument qualifies as a hedge. In your response please include a draft of your proposed disclosures.

3. For each type of hedging relationship entered into during the periods presented, please revise your disclosures to include the quantitative measures you use to assess effectiveness of each hedge both at inception and on ongoing basis. In your response please include a draft of your proposed disclosures.

Critical Accounting Estimates and Key Judgements, page 84
Useful life for property, plant and equipment, page 84

4. On page 84, you disclosed that you implemented changes to service lives of assets effective April 1, 2006 which had no significant impact on the results for the year ended March 31, 2007. In this regard, tell us the nature and effect of the subject change in accounting estimate in future periods. If material to future periods, disclose in your financial statements and MD&A the impact of the change as well as the factors that you considered in effecting a change to the service lives.. Refer to paragraphs 56, 57 and 76(c) of IAS 16.

35. United States Generally Accounting Principles
(h) Revenue, page 135

5. It appears from your disclosure that costs directly associated with installation services revenue are deferred over the estimated customer life. Tell us how you account for the excess, if any, of installation costs over the related installation services revenue. If you believe it is appropriate to amortize the excess customer installation costs over the average life of the customer, please tell us why. It appears to us that these costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the

initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director